SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

(Rule 14d-101)

AMENDMENT NO. 1

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EMPIRE STATE REALTY OP, L.P.

(Name of Subject Company)

EMPIRE STATE REALTY OP, L.P.

(Name of Person(s) Filing Statement)

Series 60 Operating Partnership Units

(Title of Class of Securities)

292102209

(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

(212) 850-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Larry P. Medvinsky, Esq.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Tel: (212) 878-8000

Fax: (212) 878-8375

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Empire State Realty OP, L.P., a Delaware limited partnership (“ESRO”). This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 8, 2014 (the “Schedule 14D-9”), and relates to the unsolicited offer (the “Offer”) by affiliates of MacKenzie Capital Management, LP (collectively, the “Offerors”) to purchase ESRO’s Series 60 Operating Partnership Units (the “Units”).

On May 28, 2014, the Offerors amended their Offer such that the Offerors are now offering to purchase up to 200,000 Units (from an original offer to purchase up to 650,000 Units) at a purchase price equal to $14.00 per Unit (from $13.00 per Unit) in cash (the “Offer Consideration”). The Offer is on the terms and subject to the conditions set forth in the Offerors’ amended offer to purchase, dated May 28, 2014 (the “Amended Offer to Purchase”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented by replacing item (b) thereto in its entirety with the following:

“(b)    Offer to Purchase by the Offerors.

This Schedule 14D-9 relates to the offer (the “Offer”) by MacKenzie BP Fund, LP, MacKenzie BP Fund 2, LP, MacKenzie Camac Fund, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Income Fund 27, LLC, MPF Blue Ridge Fund I, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MPF Opportunity Fund, LP, MPF DeWaay Fund 3, LLC, MPF Special Fund 8, LLC, MPF Special Fund 9, LLC, MPF Special Fund 10, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Blue Ridge Fund III, LLC, MPF DeWaay Fund 6, LLC, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Senior Note Program II, LP, MacKenzie Northwest Fund, LP, which are affiliated with MacKenzie Capital Management, LP (collectively, the “Offerors”), to purchase up to 200,000 Units at a purchase price equal to $14.00 per Unit in cash (the “Offer Consideration”). The Offer is on the terms and subject to the conditions set forth in the Offerors’ offer to purchase, dated April 25, 2014, as amended on May 28, 2014, (the “Offer to Purchase”).

MacKenzie Capital Management, LP, which is an affiliate of the Offerors, is not affiliated with ESRO, its general partner Empire State Realty Trust, Inc. (“ESRT”), or any of their affiliates.

The Offer to Purchase is disclosed in a Tender Offer Statement on Schedule TO, dated April 25, 2014, as amended on May 28, 2014 (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offerors with the Securities and Exchange Commission (“SEC”). The Schedule TO states that the address and telephone number of the Offerors’ principal executive offices are 1640 School Street, Moraga, California 94556 and (925) 631-9100. All information contained in this Schedule 14D-9 concerning the Offerors or their affiliates, or actions or events with respect to any of them, was obtained from, and is based solely upon, reports filed by the Offerors with the SEC, including, without limitation, the Schedule TO and ESRO takes no responsibility for such information.”

Item 4.	The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by replacing it in its entirety with the following:

“(a)    Recommendation.

ESRO RECOMMENDS AGAINST TENDERING UNITS TO THE OFFERORS IN THE OFFER.

ESRO acknowledges that each Unitholder must evaluate for himself, herself or itself whether to tender Units to the Offerors pursuant to the Offer and that an individual Unitholder must make a final determination as to whether to tender based on, among other things, the individual Unitholder’s circumstances which may differ from the circumstances of other Unitholders.

“(b)    Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, ESRO (1) consulted with its financial and legal advisors; (2) reviewed the terms and conditions of the Offer; and (3) considered other information relating to ESRO’s historical financial performance, the performance of its portfolio of properties and its distribution policy.

The reasons for ESRO’s recommendation include:

•

ESRO believes that the Offer Price, as increased to $14.00 per Unit, continues to represent an opportunistic attempt by the Offerors to purchase Units at a below market price and make a profit and, as a result, deprive the Unitholders who tender Units of the potential opportunity to realize the long-term value of their investment in ESRO. The Offer Consideration of $14.00 per Unit is less than the recent range of the trading prices of the Units on the NYSE Arca exchange (such trading price was $15.58 as of May 30, 2014). However, no assurance can be given regarding the future price of the Units, which could decline to a price per Unit below the Offer Consideration.

•	Contrary to assertions in Offerors’ Schedule TO that lock-up restrictions prevent Unitholders from selling their Units until October 1, 2014, each Unitholder has had the ability since March 31, 2014 to sell at least 50% of his/her/its Units, including via sale on the NYSE Arca exchange. A Unitholder with multiple classes of securities in ESRT and/or ESRO could sell more than 50% of his/her/its Units if he/she/it was disproportionately allocated Units as part of the lock-up relief which is computed as 50% of the aggregate securities in all classes received by him/her in the ESRT formation transactions.

•	By accepting the Offer Consideration of $14.00 per Unit, Unitholders would be foregoing potential market appreciation with respect to the Units. Since the Units began trading at $13.00 on October 2, 2013, their price has increased to $15.58 as of May 30, 2014. Unitholders would also be foregoing potential future dividend income. In addition, Unitholders would be foregoing potential market appreciation of the value of ESRT Class A common stock, because, beginning October 7, 2014, Unitholders will be able to exchange their Units for cash based on the value of ESRT Class A common stock, or at the discretion of ESRT, shares of ESRT Class A common stock, on a one-for-one basis. Shares of ESRT Class A common stock are listed on the NYSE and are trading at higher prices ($16.39 as of May 30, 2014) than the Offer Consideration of $14.00 per Unit. However, no assurance can be given regarding the future price of ESRT Class A common stock, which could decline to a price per share below the Offer Consideration.

•	ESRO is conducting an issuer exchange offer (the “Issuer Exchange Offer”) to all holders of ESRO’s Operating Partnership Units to exchange on a one-for-one basis ESRO’s Operating Partnership Units for new private perpetual preferred units (“Private Perpetual Preferred Units”). If exchanged, these Private Perpetual Preferred Units will offer an increase in annual distribution from the current rate of $0.34 per Unit to $0.60 per Private Perpetual Preferred Units, an increase of more than 75%. Please refer to the Tender Offer Statement on Schedule TO, filed by ESRO on May 28, 2014 (the “ESRO Schedule TO”) for full details regarding the Issuer Exchange Offer. See also Item 7. Purposes of the Transaction and Plans or Proposals.

•

By tendering Units for sale, a Unitholder will recognize a taxable gain or loss equal to the difference between (i) the amount realized by such Unitholder on such sale and (ii) such Unitholder’s adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder’s share of ESRO’s liabilities, if any (as determined under section 752 of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder). The adjusted tax basis of a Unitholder’s Units will depend upon individual circumstances. If the Unitholder reports a loss on the sale, such loss generally would be treated as a capital loss, which cannot be currently deducted by such Unitholder except against such Unitholder’s capital gains from other investments. If any portion of the amount realized by a Unit holder is attributable to such Unitholder’s share of “unrealized receivables” or “inventory items” as defined in Code section 751, a corresponding portion of such Unitholder’s gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder’s recognizing ordinary income with respect to the portion of the Unitholder’s amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit. Certain tax-exempt Unitholders may be required to recognize unrelated business taxable income upon the sale of their Units pursuant to the Offer. Each Unitholder who plans to tender pursuant to the Offer should consult with the Unitholder’s tax advisor as to the Unitholder’s adjusted tax basis in the Units and the resulting tax consequences of a sale.

•	The Offerors state that they intend to fund payment for the Units in the aggregate amount of $2,800,000 (assuming a tender of all 200,000 Units sought). When combined with their offer, as amended to date, to purchase 100,000 Series 250 Operating Partnership Units at an aggregate purchase price of $1,400,000 (assuming a tender of all 100,000 Series 250 Operating Partnership Units sought) and 200,000 Series ES Operating Partnership Units at an aggregate price of $2,800,000 (assuming a tender of all 200,000 Series ES Operating Partnership Units sought), Offerors will need an aggregate of $7,000,000 to fund the purchases. The Offerors state in their Schedule TO that they have approximately $58,000,000 in total assets, but not all in cash, at their disposal to fund payment to tendering Unitholders. No guarantee is provided that Offerors will have the cash necessary to fund the Offer Consideration.

•	The Offer requires each Unitholder to submit to the personal jurisdiction of the State of California, and any dispute by a Unitholder must be pursued only in a California arbitration under California law. For virtually all Unitholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Based on the experience of ESRO, disputes can occur with investors in tender offers.

•	MacKenzie Patterson Fuller, LP will be acting as depositary in connection with the Offer and will hold the Units tendered before they are purchased. This may mean that the buyers in the Offer may have access to the Units before all conditions to the Offer have been satisfied. Although the buyers would not have rights in the Units prior to their acceptance of the Units for payment, any dispute concerning the Offer would, as indicated above, be required to be arbitrated in California.

In view of the number of reasons and complexity of these matters, ESRO did not find it practicable, nor did it attempt, to quantify, rank or otherwise assign relative weight to the specific reasons considered.

“(c)    Intent to Tender

Each of the executive officers named in Item 3 of the Schedule 14D-9 owns Units on behalf of himself or members of his family. None of such persons intends to tender to the Offerors any of the Units owned by him or over which he has dispositive power. No other executive officer, director or affiliate owns any Units.”

Item 7.	Purposes of the Transaction and Plans or Proposals.

“Item 7. Purposes of the Transaction and Plans or Proposals” of the Schedule 14D-9 is hereby amended and supplemented by replacing it in its entirety with the following:

“Except for the Issuer Exchange Offer described below, ESRO is not currently undertaking or engaged in any negotiation in response to the Offer to Purchase that relates to: (i) a tender offer for or other acquisition of securities by ESRO or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving ESRO; (iii) a purchase, sale or transfer of a material amount of assets by ESRO; or (iv) any material change in the present indebtedness, capitalization or distribution policy of ESRO.

Except for the Issuer Exchange Offer described below, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into by ESRO in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ESRO is offering in the Issuer Exchange Offer to all holders of ESRO’s Operating Partnership Units to exchange on a one-for-one basis the Units for new Private Perpetual Preferred Units. If exchanged, these Private Perpetual Preferred Units will offer an increase in annual distribution from the current rate of $0.34 per Unit to $0.60 per Private Perpetual Preferred Unit, an increase of more than 75%.

Each new Private Perpetual Preferred Unit will have a fixed liquidation preference of $16.62, which is equal to the closing price of shares of ESRT Class A common stock on the New York Stock Exchange on May 23, 2014, the day prior to the printing of the Issuer Exchange Offer offering materials. There is no right to redeem the Private Perpetual Preferred Units except upon sale or change of control of ESRT, in which case the redemption price payable to Unitholders would be 200% of their liquidation preference. “Liquidation preference” means that the Private Perpetual Preferred Units are senior to shares of ESRT Class A common stock and ESRO operating partnership units regarding all distribution rights.

ESRO is offering to exchange a maximum of 15,000,000 Private Perpetual Preferred Units for ESRO’s outstanding operating units in Series ES, Series 60, Series 250, and Series PR (or approximately 10.0% of the total number of outstanding units). If more than 15,000,000 outstanding units are tendered for exchange, ESRO will acquire units on a pro rata basis from all tendering holders according to the number of units tendered by each holder.

The Issuer Exchange Offer will expire at midnight, New York City time, on June 26, 2014, unless extended or earlier terminated.

Please refer to the Tender Offer Statement on Schedule TO, filed by ESRO on May 28, 2014 for full details regarding the Issuer Exchange Offer.”

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)*	Letter of ESRO to holders of Units, dated May 8, 2014 (incorporated by reference to Exhibit (a)(1) to the Issuer Schedule 14D-9 filed on May 8, 2014).

(e)(1)*	Form of Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated as of October 1, 2013 (incorporated by reference to Exhibit No. 10.15 to ESRO’s Annual Report on Form 10-K filed on March 24, 2014).

(e)(2)*	ESRT’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2014.

*	Incorporated by reference as provided in Item 3.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE STATE REALTY OP, L.P.
By:	EMPIRE STATE REALTY TRUST, INC., its general partner

By:	/s/ Thomas N. Keltner, Jr. Name: Thomas N. Keltner, Jr. Title: Executive Vice President and General Counsel

Dated: June 4, 2014